April 30, 2025

Ben M. Palmer
President and Chief Executive Officer
RPC, Inc.
2801 Buford Highway NE, Suite 300
Atlanta, GA 30329

       Re: RPC, Inc.
           Registration Statement on Form S-3
           Filed April 23, 2025
           File No. 333-286706
Dear Ben M. Palmer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Joe Alley